Exhibit 2.2

Execution Version

STOCK PURCHASE AGREEMENT

Stock Purchase Agreement (this “Agreement”), dated as of October 15, 2025 (the “Effective Date”), by and between Keros Therapeutics, Inc., a Delaware corporation (the “Company”), and the persons listed on Schedule I hereto (collectively, the “Seller Affiliates” and, together with the Company, each a “Party” and collectively, the “Parties”). Certain capitalized terms used in this Agreement are defined in Section 5.14.

R E C I T A L S

Whereas, the Company previously publicly disclosed its intention to return $375 million in excess capital to its stockholders (the “Capital Return Program”);

Whereas, as of the date hereof, the Seller Affiliates beneficially own in the aggregate 4,787,331 shares of common stock of the Company, par value $0.0001 per share (the “Common Stock”);

Whereas, as part of the Capital Return Program, the Company wishes to purchase from the Seller Affiliates, and the Seller Affiliates wish to sell to the Company, the Shares (as hereinafter defined), on the terms and subject to the conditions set forth in this Agreement; and

Whereas, concurrently with the execution and delivery of this Agreement, each of the Board Designees (as hereinafter defined) has delivered an irrevocable resignation letter pursuant to which such Board Designee shall resign from the Company’s Board of Directors (the “Board of Directors”) and any committees thereof, effective as of the Effective Date.

Now Therefore, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller Affiliates hereby agree with the Company and the Company agrees with each Seller Affiliate as follows:

Section 1
PURCHASE AND SALE OF THE SHARES; THE CLOSING

1.1            Purchase and Sale of Common Stock. Subject to the terms and conditions of this Agreement, and on the basis of the representations, warranties and covenants set forth herein, at the Closing (as hereinafter defined), the Seller Affiliates agree to sell to the Company, and the Company agrees to purchase from the Seller Affiliates, such aggregate number of shares (with respect to each Seller Affiliate, such “Seller Affiliate’s Shares” and the aggregate of such Seller Affiliate’s Shares for all Seller Affiliates, the “Shares”) of Common Stock as set forth under “Number of Shares of Common Stock Sold” on Schedule I hereto.

1.2            Purchase Price. The per share purchase price (“Per Share Purchase Price”) for the Shares shall be equal to $17.75 per Share. The purchase price (“Purchase Price”) for each Seller Affiliate, as applicable, shall equal the Per Share Purchase Price multiplied by the number of such Seller Affiliate’s Shares sold to the Company by each such Seller Affiliate pursuant to Section 1.1 of this Agreement.

1.3            The Closing. Subject to the terms and conditions hereof, the closing of the purchase and sale of the Shares contemplated by this Agreement (the “Closing”) will take place as of the settlement date of the transactions contemplated by this Section 1.3.

(a)            Upon the execution and delivery of this Agreement on the Effective Date, each Seller Affiliate shall take all necessary actions and execute and deliver all instruments reasonably requested by the Company to effect the repurchase, including endorsements, stock powers, and book-entry transfer instructions to the Company’s transfer agent, Computershare Trust Company, N.A. (“Computershare”), for the benefit of the Company (and to the extent necessary in connection therewith, will cause its broker, bank or other nominee to submit any required notifications to the Depositary Trust Company necessary to cause such Shares to be so transferred).

(b)            Promptly, and in any event within one (1) Business Day (as defined in Section 5.14), following receipt by the Company of confirmation from Computershare that the Shares have been effectively transferred, the Company shall deliver the applicable Purchase Price to each Seller Affiliate by wire transfer of immediately available funds to one or more accounts specified by each respective Seller Affiliate as set forth on Schedule II hereto.

1.4            Further Assurances. On the Effective Date and thereafter, the Parties shall cooperate with each other and use commercially reasonable efforts to execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the Parties reasonably may deem to be necessary in order to consummate the Closing as promptly as reasonably practicable in accordance with this Agreement.

Section 2
REPRESENTATIONS AND WARRANTIES OF SELLER AFFILIATES

In order to induce the Company to enter into this Agreement, each Seller Affiliate, severally and not jointly, hereby represents and warrants to the Company as follows:

2.1            Ownership of Shares. As of the Effective Date, such Seller Affiliate beneficially owns and has full voting rights with respect to the number of shares of Common Stock set forth opposite such Seller Affiliate’s name on Schedule I hereto and, immediately upon the Closing, (a) neither such Seller Affiliates nor any Affiliate (as defined in Section 5.14) or Associate (as defined in Section 5.14) of any Seller Affiliate will have any voting rights with respect to any shares of capital stock of the Company or beneficial ownership of capital stock of the Company (excluding any ownership of capital stock that the Board Designees may be deemed to beneficially own pursuant to an equity award granted by the Company), and (b) such Seller Affiliate shall not own any Synthetic Equity Interests (as defined in Section 5.14) or any Short Interests (as defined in Section 5.14) in the Company (excluding any Synthetic Equity Interests that the Board Designees may own pursuant to an equity award granted by the Company). As of immediately prior to the Closing, such Seller Affiliate shall own the number of such Seller Affiliate’s Shares to be sold to the Company by such Seller Affiliate and such Seller Affiliate’s Shares, when delivered by such Seller Affiliate to the Company, shall be free and clear of any liens, claims or encumbrances, including rights of first refusal and similar claims, except for restrictions of applicable state and federal securities laws. There are no restrictions on the transfer of the Shares to be sold to the Company by such Seller Affiliate imposed by any stockholder or similar agreement or any law, regulation or order, other than applicable state and federal securities laws.

2.2            Authorization. Such Seller Affiliate has full right, power and authority to execute, deliver and perform this Agreement, and such Seller Affiliate has full right, power and authority to sell, assign and deliver such Seller Affiliate’s Shares to be sold by such Seller Affiliate to the Company. This Agreement is the legal, valid and, assuming due execution and delivery by the Company and the other Parties hereto, binding obligation of such Seller Affiliate, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to or affecting the rights of creditors or creditors’ rights generally or by general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

2.3            No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by such Seller Affiliate will not: (a) constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of such Seller Affiliate, or to which such Seller Affiliate is subject, (b) result in the creation or imposition of any lien upon the Shares to be sold by the applicable Seller Affiliate, or (c) require the consent of or notice to any Governmental Authority (as defined in Section 5.14) (other than customary filings with or notices to the U.S. Securities and Exchange Commission (the “SEC”) or the Nasdaq Stock Market (“Nasdaq”)) or any party to any contract, agreement or arrangement with such Seller Affiliate.

Section 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce the Seller Affiliates to enter into this Agreement, the Company hereby represents and warrants as follows:

3.1            Organization and Corporate Power; Authorization. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite power and authority to execute, deliver and perform this Agreement and to acquire the Shares. As of the Effective Date, the Company has, and immediately prior to the Closing, the Company will have, sufficient cash in immediately available funds to purchase the Shares hereunder. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company and is the legal, valid and, assuming due execution by the other Parties hereto, binding obligations of the Company, enforceable against the Company in accordance with its terms except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to or affecting the rights of creditors or creditors’ rights generally or by general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity).

3.2            No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company will not: (a) constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of the Company or to which the Company is subject, (b) result in the creation or imposition of any lien upon the Shares to be sold by the applicable Seller Affiliate, or (c) require the consent of or notice to any Governmental Authority (other than customary filings with or notices to the SEC or Nasdaq) or any party to any contract, agreement or arrangement with the Company.

Section 4
COVENANTS

4.1            Withholding. The Purchase Price shall be paid to each Seller Affiliate, as applicable, subject to any and all applicable U.S. federal, state, local or foreign income, backup withholding or withholding taxes.

4.2            Standstill. Each Seller Affiliate agrees that during the period commencing on the Effective Date and ending immediately following the final certification of the voting results for the 2028 Annual Meeting of Stockholders of the Company (such period, the “Standstill Period”), neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner, acting alone or in concert with others, take any of the following actions without the prior written consent of the Company or its Board of Directors:

(a)            (i) acquire, offer or propose to acquire, agree to acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of capital stock of the Company generally on a pro rata basis), directly or indirectly, by purchase, tender or exchange offer, through the acquisition of control of another person, by joining or maintaining a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through swap or hedging transactions or otherwise, beneficial ownership of any capital stock of the Company or any voting rights decoupled from the underlying voting securities that would result in the Seller Affiliates and their Affiliates owning, controlling or otherwise having any beneficial or other ownership interest of, in the aggregate, more than 100,000 shares of Common Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the Effective Date) (excluding any ownership of Common Stock that the Board Designees may be deemed to beneficially own pursuant to an equity award granted by the Company);

(b)            other than in accordance with the recommendations of the Board of Directors, (i) make, submit, initiate, knowingly encourage or participate in (or provide notice of, or publicly disclose, an intention to do any of the foregoing) any proposal with respect to, or (ii) engage in any “solicitation” (as defined in Rule 14a-1 of Regulation 14A) of proxies, consents or consent revocations or otherwise become a “participant in a solicitation” (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) with respect to: (A) any change in the composition, number or term of directors serving on the Board of Directors, the filling of any vacancies on the Board of Directors, the nomination or recommendation for nomination of a person for election at any Stockholder Meeting (as defined in Section 5.14) at which the Company’s directors are to be elected, or any election contest or removal contest with respect to the Company’s directors, (B) any change in the capitalization, dividend policy, or share repurchase programs of the Company, (C) any other change in the Company’s management, governance, business, operations, strategy, corporate structure or policies, (D) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, (E) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (F) any stockholder proposal pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or bringing any other business at or before any Stockholder Meeting, or (G) any “withhold” or similar campaign with respect to any proposal for consideration or business brought at or before any Stockholder Meeting;

(c)            recommend, request or knowingly induce or encourage any other person with respect to (i) pursuing any change in the Company’s management, governance, business, operations, strategy, corporate structure or policies, or (ii) the giving or withholding of any proxy, consent or other authority to vote, or in conducting any type of referendum with respect to the Company, whether binding or non-binding (other than such encouragement that is consistent with the Board of Directors’ recommendation in connection with such matter or with respect to any matter for which the Seller Affiliates have voting discretion pursuant to, and in accordance with, Section 4.3), provided that nothing shall limit the giving by the Seller Affiliates of a proxy or consent in respect of any matter so long as the voting of the shares of capital stock of the Company owned thereby are voted in accordance with the terms of this Agreement where applicable;

(d)            call, or request the calling of, a special meeting of the Company’s stockholders, or any other Stockholder Meeting (or the setting of a record date therefor), including any “town hall” meeting;

(e)            make a request for or demand an inspection of a list of the Company’s stockholders or any books and records of the Company or any of its subsidiaries under Section 220 of the Delaware General Corporation Law or other statutory or regulatory provisions providing for stockholder access to books and records;

(f)             form or join in a “partnership, limited partnership, syndicate or other ‘group’” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the capital stock of the Company (other than a “group” that consists solely of all or some of the persons parties to this Agreement or Affiliates or Associates thereof); provided, for clarity, that the foregoing shall not prohibit any non-controlling investment in a partnership, limited liability company, corporation, fund or other entity merely on the basis that such entity is a beneficial owner of shares of capital stock of the Company so long as such investment is not made for purposes of circumventing the restrictions in this Section 4.2;

(g)            deposit any shares of capital stock of the Company in a voting trust or similar arrangement or subject any shares of capital stock of the Company to any voting agreement or pooling arrangement, other than (i) any such voting trust, arrangement or agreement solely among the Seller Affiliates or their respective Affiliates and/or Associates, (ii) customary brokerage accounts, margin accounts and prime brokerage accounts, (iii) granting any proxy in any solicitation approved by the Board of Directors and consistent with the recommendation of the Board of Directors, (iv) granting any proxy in any solicitation in connection with any matter for which the Seller Affiliates have voting discretion pursuant to, and in accordance with, Section 4.3 of this Agreement or (v) otherwise in accordance with this Agreement;

(h)            vote for any nominee or nominees for election to the Board of Directors, other than those nominated or supported by the Board of Directors not in violation of the terms of this Agreement;

(i)             acquire or agree to acquire, offer, seek or propose to acquire, or cause to be acquired or in any way assist or facilitate any other person to acquire or agree to acquire, offer, seek or propose to acquire, ownership (including beneficial ownership) of any of the assets or businesses of the Company or any of its subsidiaries or any rights or options to acquire any such assets or business from any person;

(j)             other than at the express written request of the Board of Directors, seek or propose or solicit or negotiate with, or provide any non-public information to any person with respect to a merger, consolidation, acquisition of control, tender or exchange offer, purchase, sale, license or other transfer of assets or securities, any other business combination, dissolution, liquidation, reorganization, spin-off or spin-out, share repurchase or similar transaction involving the Company, its subsidiaries or its business; provided, however, that nothing in this Section 4.2 shall be interpreted to prohibit the Seller Affiliates from proposing, suggesting or recommending any Extraordinary Transaction privately to the Company so long as any such action is not publicly disclosed by the Seller Affiliates and is made by the Seller Affiliates in a manner that would not reasonably be expected to require the public disclosure thereof by the Company, the Seller Affiliates or any other person;

(k)            sell, assign, or otherwise transfer or dispose of its shares of capital stock of the Company, or any rights decoupled from such shares, beneficially owned by them other than in open market sale transactions and block trade brokered sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, to any person that, to the Seller Affiliates’ knowledge (after reasonable inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), (i) would result in such person, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 4.9% of the Company’s outstanding shares of the Common Stock at such time or would increase the beneficial ownership interest of any person who, together with its Affiliates and Associates, has a beneficial or other ownership interest in the aggregate of more than 4.9% of the Company’s outstanding shares of the Common Stock at such time, (ii) is listed on SharkWatch50 or has otherwise directly or indirectly run or publicly disclosed an intention to run a proxy contest or submitted stockholder nominations or proposals with respect to another publicly-traded company within the last five (5) years or (iii) is as of the Effective Date a Schedule 13D filer with respect to the Company;

(l)             publicly request or publicly advance, or disclose privately in a manner that could reasonably be expected to become public, any proposal to amend, modify or waive any provision of this Agreement;

(m)           engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or “swap” transaction) with respect to any security (other than in connection with a broad-based market basket or index) that relates to or derives any part of its value from any decline in the market price or value of any securities of the Company, in each case that would result in the Seller Affiliates failing to have an aggregate net long position (as defined in Rule 14e-4 under the Exchange Act) in the Company;

(n)            take any action challenging the validity or enforceability of any provision of this Agreement; or

(o)            enter into any negotiations, agreements or understandings with any third party to take any action that the Seller Affiliates or any of their Affiliates or Associates are prohibited from taking pursuant to this Section 4.2.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict the Seller Affiliates from (x) communicating privately with the members of the Board of Directors, executive officers or general counsel of the Company (or any other individuals in the Company authorized by such individuals) regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (y) taking any action required to comply with any law, rule, or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over any Seller Affiliates or their Affiliates or Associates, or (z) tendering shares, receiving payment for shares or otherwise participating in any transaction that is consummated following the Closing on the same basis as other stockholders of the Company.

4.3            Voting Commitment. During the Standstill Period, to the extent any Seller Affiliate beneficially owns shares of capital stock of the Company, each Seller Affiliate shall, and shall cause its Affiliates to, appear in person or by proxy at each Stockholder Meeting and to vote all shares of voting stock of the Company beneficially owned by it and over which it has voting power as of the record date for such Stockholder Meeting (i) in favor of the election of each nominee of the Board of Directors to serve as directors on the Board of Directors, (ii) against stockholder nominations for directors that are not approved and recommended by the Board of Directors for election at any such meeting, (iii) against any proposals or resolutions to remove any member of the Board of Directors, and (iv) in accordance with the Board of Directors’ recommendations on all other proposals or business that may be the subject of stockholder action at the applicable Stockholder Meeting; provided that (1) in the event Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) make a recommendation that differs from the recommendation of the Board of Directors with respect to any proposal submitted to the stockholders at any Stockholder Meeting (other than the election or removal of directors or changes to the size of the Board of Directors), the Seller Affiliates shall be permitted to vote the shares of capital stock beneficially owned by them at such Stockholder Meeting in accordance with such ISS and Glass Lewis recommendation for such proposal, and (2) the Seller Affiliates shall be permitted to vote in their sole discretion with respect to any Extraordinary Transaction that is submitted to a vote of the Company’s stockholders. The Seller Affiliates shall take all commercially reasonable actions necessary (including by calling back any loaned-out shares) to ensure that the Seller Affiliates have voting power for each share of capital stock of the Company beneficially owned by them on the record date for each Stockholder Meeting; provided, that the Company shall use commercially reasonable efforts to provide the Seller Affiliates with at least five (5) Business Days’ written notice of the record date for each Stockholder Meeting during the Standstill Period (it being understood and agreed that if the Company fails to provide such notice, the obligations set forth in this Section 4.3 shall only apply to the shares of capital stock of the Company that the Seller Affiliates are entitled to vote as of the record date for such applicable Stockholder Meeting).

4.4            Mutual Non-Disparagement.

(a)            During the Standstill Period, without the prior written consent of the Company (in the case of any Seller Affiliate) or any Seller Affiliate (in the case of the Company), none of the Company or any of the Seller Affiliates shall, nor shall it permit any of its Representatives (as defined in Section 5.14) to, make any public statement (or private statement that would reasonably be expected to enter the public domain), file or furnish any document to the SEC, or speak to any analyst or member of the press in a manner that criticizes, disparages or otherwise defames or slanders the Company (in the case of any Seller Affiliate) or any Seller Affiliate (in the case of the Company), its subsidiaries, its business, or its current or former directors, officers, or employees (in their capacities as such). A statement or announcement shall only be deemed to be made by the Company if made by a member of the Board of Directors or senior management team or other designated representative of the Company or social media account of the Company, in each case, authorized to make such statement or announcement on behalf of the Company. A statement or announcement shall only be deemed to be made by any Seller Affiliate if made by a manager, director, general partner, member of the senior management team or other designated representative of a Seller Affiliate, in each case, authorized to make such statement or announcement on behalf of a Seller Affiliate.

(b)            The restrictions in this Section 4.4 and the third sentence of Section 4.5(a) shall not (i) apply to (A) any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the Party from whom information is sought, in each case to the extent so required, (B) any disclosure that such Party reasonably believes, after consultation with counsel, to be legally required by applicable law, rules or regulations, in each case, to the extent so required, or (C) any private communications between the Parties hereto, or (ii) prohibit any Party from reporting what it reasonably believes, after consultation with counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder; provided that, other than to the extent prohibited by applicable law, the disclosing Party shall give the Company (in the case of any Seller Affiliate being the disclosing Party) or any Seller Affiliate (in the case of the Company being the disclosing Party) reasonable advance notice before making any disclosure in reliance on the foregoing clause (i) of this sentence. The provisions of this Section 4.4 shall not apply to the Company’s response to any breach of this Section 4.4 by a Seller Affiliate or a Seller Affiliate’s response to any breach of this Section 4.4 by the Company.

4.5            Public Announcements.

(a)            On the Effective Date, the Company shall issue a press release in the form set forth on Exhibit A (the “Press Release”).  The Seller Affiliates acknowledge and agree that prior to execution of this Agreement, they have reviewed a form of the Press Release redacted for certain matters not in respect of the transactions to be consummated hereunder and agree to the description of this Agreement and the transactions contemplated hereby as set forth on Exhibit A. Prior to the issuance of the Press Release, neither the Company nor any of the Seller Affiliates shall issue any press release or public announcement regarding this Agreement or take any action relating to the subject matter of this Agreement that would require public disclosure without the prior written consent of the Seller Affiliates, in the case of the Company, or the Company, in the case of any of the Seller Affiliates. During the Standstill Period, (i) none of the Seller Affiliates shall issue a press release or investor presentation regarding the Company or in connection with this Agreement or the actions contemplated by this Agreement without the prior written consent of the Company, and (ii) the Company shall not make any public statement concerning the subject matter of this Agreement inconsistent with the Press Release in a manner adverse to the Seller Affiliates without the prior written consent of the Seller Affiliates.

(b)            Within one (1) Business Day of the Effective Date, the Company shall file with the SEC a Current Report on Form 8-K setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the “Form 8-K”).

(c)            Within two (2) Business Days of the Effective Date, the Seller Affiliates shall file with the SEC an amendment to their Schedule 13D setting forth a brief description of the terms of this Agreement and appending this Agreement as an exhibit thereto (the “Schedule 13D Amendment”).

(d)            Each Party shall provide the other Party and its Representatives with a reasonable opportunity to review and comment on the Schedule 13D Amendment or Form 8-K, as applicable, prior to it being filed with the SEC and consider in good faith any comments of the other Party and its Representatives.

4.6            Affiliates and Associates. Each Seller Affiliate agrees to cause its, his or her, as applicable, respective Affiliates and Associates to comply with the terms of this Agreement, and the Seller Affiliates shall be jointly and severally responsible for any breaches of this Agreement by the Seller Affiliates’ respective Affiliates and Associates. A breach of this Agreement by an Affiliate or Associate of a Seller Affiliate, if such Affiliate or Associate is not a party to this Agreement, shall be deemed to occur if such Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such Affiliate or Associate was a party to this Agreement as a Seller Affiliate.

4.7            No Litigation. Each of the Company, on the one hand, and the Seller Affiliates, on the other hand, agrees that, during the Standstill Period, it shall not institute, solicit, join or assist in any lawsuit, claim or proceeding before any court or government agency (each, a “Legal Proceeding”) against the other Party, any Affiliate of the other Party or any of their respective current or former directors or officers (solely in connection with their service in such capacities), except for (a) any Legal Proceeding initiated to remedy a breach of or to enforce this Agreement, or the Letter Agreement (as defined in Section 5.4), (b) counterclaims with respect to any proceeding initiated by or on behalf of one Party or its Affiliates against the other Party or its Affiliates; provided, however, that the foregoing shall not prevent any Party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the suggestion of such Party; provided, further, that in the event any Party or any of its Representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each of the Company, on the one hand, and the Seller Affiliates, on the other hand, represents and warrants that, as of the Effective Date, neither it nor any assignee has filed any lawsuit against the other Party. Notwithstanding anything to the contrary herein, this Section 4.7 shall not prohibit any Seller Affiliate from exercising any available statutory appraisal rights (if any) with respect to the Company in connection with an Extraordinary Transaction.

Section 5
MISCELLANEOUS

5.1            Survival. All representations, warranties and covenants hereunder shall survive the Closing.

5.2            Adjustments. Wherever a particular number is specified herein, including, without limitation, number of shares or price per share, such number shall be adjusted to reflect any stock dividends, stock-splits, reverse stock-splits, combinations or other reclassifications of stock or any similar transactions and appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the Parties under this Agreement.

5.3            Successors and Assigns; No Third-Party Beneficiaries. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the Parties hereto; provided, however, that no Party may assign (directly or indirectly, including by operation of law) this Agreement without the prior written consent of the other Parties. Any purported assignment without the prior written consent of the other Parties shall be null and void. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the Parties to this Agreement and their respective successors and permitted assigns.

5.4            Entire Agreement. This Agreement contains all the terms agreed upon among the Parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to such subject matter. Effective upon the execution of this Agreement, that certain letter agreement dated April 17, 2025 (the “Letter Agreement”) between the Company and the Seller Affiliates party thereto shall automatically terminate; provided, that the foregoing shall not relieve any party thereto from any liability for breach by such party arising prior to such termination.

5.5            Termination. This Agreement shall terminate at the earlier to occur of (i) the end of the Standstill Period and (ii) the consummation of an Extraordinary Transaction, in each case except with respect to the provisions of Section 5, which shall survive such termination. Upon termination of this Agreement pursuant to this Section 5.5, none of the Parties hereto shall have any liability hereunder except for breaches of such Party’s representations, warranties or covenants occurring prior to the date of such termination.

5.6            Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally, (ii) upon receipt, when sent by email (unless a “bounceback” message or other similar automatic notice of non-delivery is promptly delivered to the sending Party), or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and email addresses for such communications shall be (or at such other address or email address for a Party as shall be specified by like notice):

If to the Seller Affiliates:

Pontifax (Israel) IV, L.P.

Pontifax (Cayman) IV, L.P.

Pontifax (China) IV, L.P.

Pontifax Late Stage Fund L.P.

14 Shenkar Street, Beit Ofek

Herzliya Pituach, 4672514 Israel

Attention: Tomer Kariv and Ran Nussbaum

Email: [***]

with a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Attention: Ryan Nebel, Dorothy Sluszka

Email: [***]

If to the Company:

Keros Therapeutics, Inc.

1050 Waltham Street, Suite 302

Lexington, MA 02421

Attention: General Counsel

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Bill Roegge, Kevin Cooper

Email: [***]

5.7            Severability. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

5.8            GOVERNING LAW; JURISDICTION. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its conflict of laws principles. The Parties agree that jurisdiction and venue for any action or other legal proceeding arising out of or related to this Agreement shall exclusively lie in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court. Each Party irrevocably waives any objection it may now or hereafter have to the laying of venue of any such legal proceeding, and irrevocably submits to personal jurisdiction in any such court in any such legal proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such legal proceeding brought in any such court has been brought in any inconvenient forum. Each Party consents to accept service of process in any such legal proceeding by service of a copy thereof upon either its registered agent in the State of Delaware or the Secretary of State of the State of Delaware, with a copy delivered to it by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 5.6. Nothing contained herein shall be deemed to affect the right of any Party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

5.9            Amendment; Waiver. This Agreement may be modified, amended or otherwise changed only in a writing signed by all of the Parties. The rights of any Party under this Agreement may be waived only in a writing signed by each of the Parties waving such right. No failure or delay by either Party in exercising any right or remedy under this Agreement shall operate as a waiver of such right or remedy, nor shall any single or partial waiver of any such right or remedy preclude any other or further exercise of any such right or remedy or the exercise of any other right or remedy.

5.10          Specific Performance. The Parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent or cure breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity, and any Party sued for breach of this Agreement expressly waives any defense that a remedy in damages would be adequate and any requirement that the other Party post any bond in connection with any such action.

5.11          Payment of Fees and Expenses. Each Party shall be responsible for paying its own fees, costs and expenses in connection with this Agreement and the transactions herein contemplated; provided, however, that the Company shall reimburse the Seller Affiliates for their reasonable and documented out of pocket fees and expenses, including legal fees, incurred in connection with the Seller Affiliates’ involvement at the Company from the date of the Letter Agreement through the date of this Agreement, and including but not limited to, the negotiation and execution of this Agreement, up to such aggregate amount as mutually agreed in writing between the Company and the Seller Affiliates. The Company shall remit such reimbursement to the Seller Affiliates promptly following receipt of reasonably acceptable documentation therefor.

5.12          Interpretation and Construction of Agreement. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each Party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. Whenever the words “including,” “include” or “includes” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “dates hereof” will refer to the Effective Date. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. The titles of the Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.

5.13          Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Delivery of this Agreement by one Party to the others may be made by facsimile, electronic mail or other transmission method, and the Parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.14          Certain Definitions.

(a)            the terms “Affiliate” and “Associate” have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include persons who become Affiliates or Associates of any person subsequent to the Effective Date; provided, however, that the term “Associate” shall refer only to Associates controlled by the Company or the Seller Affiliates, as applicable (unless such Associate is acting at the direction or encouragement of (i) any one or more of the Seller Affiliates or (ii) the Company, as applicable, to engage in conduct prohibited by this Agreement); provided, further, that for purposes of this Agreement, the Seller Affiliates shall not be Affiliates or Associates of the Company and the Company shall not be an Affiliate or an Associate of the Seller Affiliates; provided further, that the term “Affiliate” shall not include any publicly-traded portfolio company of the Seller Affiliates (unless such company is acting at the direction or encouragement of any one or more of the Seller Affiliates or any of their Affiliates to engage in conduct prohibited by this Agreement);

(b)            the terms “beneficial owner,” “beneficially owns” and “beneficial ownership” have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(c)            the term “Board Designees” means Mr. Tomer Kariv and Mr. Ran Nussbaum;

(d)            the term “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Boston, Massachusetts are authorized or required by law to close;

(e)            the term “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring, distribution, spin-off or other similar transaction or series of transactions with a third party that would result in the stockholders of the Company immediately prior to the transaction not controlling a majority of the voting power of the surviving entity controlling the Company immediately following the transaction, or the sale of all or substantially all of the Company’s assets;

(f)            the term “Governmental Authority” means any multi-national, federal, state, local, municipal or other government authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal, as well as any securities exchange or securities exchange authority, including Nasdaq);

(g)            the terms “person” or “persons” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature;

(h)            the term “Representatives” means (i) a person’s Affiliates and Associates, and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal, financial or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates;

(i)             the term “Short Interests” means any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company’s equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company’s equity securities, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company’s equity securities;

(j)             the term “Stockholder Meeting” means each annual or special meeting of stockholders of the Company, or any action by written consent of the Company’s stockholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof; and

(k)            the term “Synthetic Equity Interests” means any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such person, the purpose or effect of which is to give such person economic risk similar to ownership of equity securities of any class or series of the Company, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Company’s equity securities, or which derivative, swap or other transactions provide the opportunity to profit from any increase in the price or value of shares of any class or series of the Company’s equity securities, without regard to whether (i) the derivative, swap or other transactions convey any voting rights in such equity securities to such person, (ii) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such equity securities, or (iii) such person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions.

[Signatures Follow on Next Pages]

In Witness Whereof, the Parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the Effective Date.

KEROS THERAPEUTICS, INC.

By:	/s/ Jasbir Seehra
Name: Jasbir Seehra
Title: President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

PONTIFAX (ISRAEL) IV, L.P.

By:	/s/ Tomer Kariv
Name: Tomer Kariv
Title: CEO

PONTIFAX (CAYMAN) IV L.P.

By:	/s/ Tomer Kariv
Name: Tomer Kariv
Title: CEO

PONTIFAX (CHINA) IV L.P.

By:	/s/ Tomer Kariv
Name: Tomer Kariv
Title: CEO

PONTIFAX LATE STAGE FUND, L.P.

By:	/s/ Tomer Kariv
Name: Tomer Kariv
Title: CEO

PONTIFAX LATE STAGE GP LTD.

By:	/s/ Tomer Kariv
Name: Tomer Kariv
Title: CEO

[Signature Page to Stock Purchase Agreement]

Schedule I

Name of Seller Affiliate	Number of Shares of Common Stock Owned	Number of Shares of Common Stock Sold
Pontifax (Israel) IV, L.P.	2,284,612	2,284,612
Pontifax (Cayman) IV L.P.	1,121,045	1,121,045
Pontifax (China) IV L.P.	1,226,412	1,226,412
Pontifax Late Stage Fund, L.P.	155,262	155,262

Sch.I

SCHEDULE II

Wire Instructions

Sch.II

Exhibit A

Form of Press Release

Sch.III